EXHIBIT 1

EASTBOURNE CAPITAL SENDS LETTER TO AMYLIN SHAREHOLDERS OUTLINING BROAD CALL FOR CHANGE TO AMYLIN BOARD

Notes That Company is Spending Millions to Maintain Status Quo

Urges Shareholders to Vote the WHITE Proxy Card and Elect Eastbourne’s High-Qualified and Independent Director Nominees

San Rafael, California – May 18, 2009 – Eastbourne Capital Management, L.L.C. today announced that it has sent a letter to shareholders of Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) in connection with Eastbourne’s solicitation of proxies in support of the election of three new directors to the 12 member Board of Directors of Amylin at the 2009 Annual Meeting of Shareholders. Eastbourne’s proposed nominees are Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood. Eastbourne currently owns approximately 12.5% of Amylin’s outstanding shares. Eastbourne is also seeking authority to vote for the two nominees proposed by affiliates of Carl Icahn.

Richard J. Barry, Eastbourne Founder and Portfolio Manager, commented, “The nominating shareholders, Amylin’s founder and the three leading proxy voting advisory services have all called for change to the Amylin Board of Directors. The company, for its part, is spending millions in an effort to maintain the status quo. Shareholders, the true owners of Amylin, deserve better. Amylin needs new leadership to move beyond the status quo and help this company reach its full potential. With the annual meeting fast approaching, we urge Amylin shareholders to support change and vote for all three of our nominees – Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood – on Eastbourne’s WHITE proxy card today.”

The full text of the letter follows:

May 18, 2009

Dear Fellow Amylin Shareholder:

Eastbourne Capital Management, L.L.C. is seeking your support to elect three new directors to the 12 member Board of Directors of Amylin Pharmaceuticals, Inc. at the 2009 Annual Meeting of Shareholders to be held on May 27, 2009. Eastbourne’s proposed nominees are Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood. These new, highly-qualified and independent directors will add their significant skills, experience, objectivity and judgment to the Board. We are also seeking your authority to vote for the two nominees proposed by affiliates of Carl Icahn.

SHAREHOLDERS ARE DEMANDING CHANGE BUT THE COMPANY IS SPENDING MILLIONS TO MAINTAIN THE STATUS QUO

Taken together, the shares held by Eastbourne and Icahn represent nearly a quarter of the Company’s outstanding shares. In direct contrast, the directors nominated for election by the Company only hold 0.77% of the outstanding shares. As significant owners of the company, we have been consistent in our demand for better direction and additional skills on the Board to help guide management and realize Amylin’s full potential. However, rather than embrace

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change, the incumbents have chosen to oppose us in this election contest – which they estimate will cost the company $7 million – in an effort to essentially maintain the status quo. Please ask yourself, is this the type of leadership you want or deserve?

THREE LEADING INDEPENDENT PROXY ADVISORY FIRMS SUPPORT CHANGE AT AMYLIN PHARMACEUTICALS

We believe change is needed at Amylin. But don’t just take our word for it. The three leading independent proxy advisory firms – RiskMetrics Group, Inc., Glass Lewis & Co and PROXY Governance, Inc. –have each come to the same conclusion that Amylin will benefit from new leadership and that new directors are needed to oversee the company’s efforts to become a successful commercial enterprise. Over 30% of Amylin’s institutional shareholders, including many of its largest holders, subscribe to these three proxy advisory services as part of their decision making process. Here’s what they had to say about Amylin and the need for change:

“Most of the Amylin shareholders to whom we spoke, even the shareholders that are likely to support the company, acknowledge that Amylin has not fired on all strategic pistons.”

RiskMetrics Group, Inc. (1)

“[W]e believe that Icahn Partners and Eastbourne have successfully shown that there are serious problems at Amylin. The Company has missed its earnings projections in each of the prior two years and currently has not provided earnings guidance for 2009. It also is concerning that the Company’s SG&A expenses are so high relative to its peers. Notably, the board does not address this issue in its proxy nor does it discuss any plans to lower these costs.”

Glass Lewis & Co (2)

“If the central issues then are all about commercialization – and more broadly, the challenge of evolving from an R&D house to a commercial enterprise – the evidence of the Byetta launch seems to bear out much of the dissident critique.”

“Even if the current structure of the sales force is the right structure, moreover, the fact that there have been four significant sales force restructurings over the past year seems to bear out the dissidents’ concern that the board has been fumbling toward a strategy at the very moment the company’s commercial efforts should have been hitting their stride.”

PROXY Governance, Inc. (3)

THE ELECTION OF NEW DIRECTORS WILL BRING NEEDED SKILLS AND INDEPENDENCE TO THE AMYLIN BOARD

This is a critical time for Amylin and the election of new directors will add the needed skills and independence to the Board to help the company move beyond past failures. New leadership and a fresh perspective will allow the Board to refocus the company’s commercial strategy and reassess Amylin’s future prospects. The proxy advisory services agree:

“[W]e believe that the current board could benefit from the participation of new representatives with a fresh perspective. The participation of outside directors will help ensure that Amylin’s board addresses the current issues at the Company and positions the business for the opportunities going forward.”

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“Further, considering the long term performance troubles, we believe that the additional participation of a large outside investor could help the board hold management accountable for it performance. As such, we support the election of Jay Sherwood, a Managing Director of Eastbourne, to the Amylin board.”

Glass Lewis & Co (2)

“[N]ominee Behrens would bring significant venture capital experience to the board, as well as significant experience in the scientific public sector, a factor that may become more important as the new administration attempts to retool public healthcare.”

“[N]ominee Fleischman would bring significant experience in establishing commercialization partnerships with large pharmaceutical companies, as well as significant experience navigating the FDA.”

RiskMetrics Group, Inc. (1)

“[T]he dissidents collectively have considerable skin in the game, with more than a fifth of total shares outstanding, and meaningful experience in guiding the transformation of companies into successful commercial enterprises.”

“Because we believe the dissidents have made a compelling argument that the board needs additional expertise to effectively oversee the company’s transition into a successful commercial enterprise, we believe shareholders would be best served by electing the five dissident nominees to join the seven incumbent directors the dissidents are also supporting.”

PROXY Governance, Inc. (3)

LOSING $5 BILLION IN SHAREHOLDER VALUE WAS ENOUGH – THE CURRENT BOARD HAS NOT EARNED THE PRIVILEGE TO “TRY” AGAIN

While under the leadership of Amylin’s current Board and management, Amylin’s shares have fallen over 75%, from a peak of $51.43 in 2007 to $10.50 on May 15, 2009, a loss of approximately $5 billion of shareholder value. Since August 9, 2007, only two of the other nineteen companies in the AMEX Biotech Index have performed worse than Amylin.

Source: Bloomberg – as of April 24, 2009

We believe that the dramatic loss of shareholder value is largely due to Amylin’s failure, under its current leadership, to formulate and execute a consistent or successful commercialization strategy for its principal product, Byetta. This shortcoming is extremely concerning given the tremendous potential of Amylin’s marketed products and the

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significant opportunities in its R&D pipeline. For Eastbourne and for each of our nominees, the goal is clear: Maximize the chances for commercial success of the upcoming Exenatide Once-Weekly launch and realize the full potential of Amylin.

VOTE FOR EASTBOURNE’S NOMINEES TO HELP GUIDE AMYLIN THROUGH THIS CRITICAL PERIOD

Our three nominees will, if elected, comprise only a minority of the Board, even if taken together with the two nominees of Carl Icahn. If elected, our nominees intend to:

•	Work alongside the other members of the Board and encourage a re-assessment of the current sales and marketing strategy for Byetta.

•	Review the launch of Exenatide Once-Weekly with the Board and management.

•	Push for a thorough examination of the company’s R&D priorities and investment allocation.

•	Evaluate the Company’s expense controls, headcount allocation and cashflow assumptions for 2009 and 2010.

We are also seeking your authority to vote for seven of the twelve individuals nominated by the incumbent Board. We are not seeking authority to vote, and will not vote any WHITE proxy cards, for the following incumbent directors nominated by the Board of Amylin: Joseph C. Cook, Jr., former CEO and Amylin’s long-reigning chairman, James N. Wilson, the “lead independent director,” as well as Steven R. Altman, James R. Gavin III and Joseph P. Sullivan.

VOTE THE WHITE PROXY CARD TODAY

Sincerely,

/s/

Richard J. Barry

Founder & Portfolio Manager

Eastbourne Capital Management, L.L.C.

(1) RiskMetrics Group, Inc. “Amylin Pharmaceuticals Inc. Proxy Fight with Eastbourne Capital Management and Carl Icahn” (May 15, 2009). (2) Glass, Lewis & Co. LLC “Proxy Paper: Amylin Pharmaceuticals, Inc.” (May 2009). (3) PROXY Governance, Inc. “Amylin Pharmaceuticals” (May 17, 2009). Consent to use the statements in this letter was not sought or obtained from any third party.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

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Security holders are advised to read the definitive proxy statement and white proxy card mailed on May 4, 2009, and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals because they contain important information. Such materials are, along with other relevant documents, available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Eastbourne’s definitive proxy statement.

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Contacts:

Media: Sard Verbinnen & Co. Dan Gagnier, 212-687-8080 Diane Henry, 415-618-8750	Shareholders: MacKenzie Partners, Inc. Larry Dennedy, 212-929-5500 Charlie Koons, 212-929-5500

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